

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

June 26, 2009

Lawrence Weisdorn
Chief Executive Officer and Chief Financial Officer
Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265

> **Re: Force Fuels, Inc.**
> **Form 10-K/A for the year ended July 31, 2008**
> **Filed on June 5, 2009**
> **Form 10-Q/A for the quarter ended October 31, 2008**
> **Filed on June 5, 2009**
> **Form 10-Q for the quarter ended January 31, 2009**
> **Filed on June 10, 2009**
> **Form 10-Q for the quarter ended April 30, 2009**
> **Filed on June 16, 2009**
> **File No. 000-49993**

Dear Mr. Weisdorn:

We have reviewed your response letter dated June 1, 2009 and have the following additional comments.

Form 10-K/A for the year ended July 31, 2009

Item 9AT – Controls and Procedures

Disclosure Controls and Procedures, page 4

1.   We have read and considered your response to comment two. Please refer to the Form 10-K/A for the year ended July 31, 2008, Form 10-Q/A for the quarter ended October 31, 2008, and the Form 10-Q for the quarters ended January 31, 2009 and April 30, 2009. We note that your disclosure controls and procedures were deemed ineffective as of July 31, 2008, October 31, 2008, January 31, 2009, and April 30, 2009. Please tell us the reasons that your disclosure controls and procedures were deemed ineffective.

Note 1 – Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions, Inc., page 12

2.   We read your response to comment four. We note that you determined that this transaction represented the acquisition of an asset, the intellectual property right, instead of a business pursuant to EITF 98-3. Tell us how you determined the accounting acquirer in accordance with paragraph 17 of SFAS 141.

3.   In addition, tell us how you determined that the acquisition should not have been accounted for as a recapitalization transaction given that Lawrence Weisdorn and Donald Hejmanowski both currently serve as officers and directors of ICE Conversions, Inc., the private company, and as a result of the acquisition they both hold a majority interest within the company.

Note 2 – Summary of Significant Accounting Policies

Stock-based Compensation, page 14

4.   We have read and considered your response to comment seven. We note that all transactions in which goods and services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. To the extent employees receive shares of stock of the company in exchange for compensation for the goods and services that they provided, it is unclear of how your policy complies with paragraph 10 of SFAS 123(R) as it requires that the cost of services received from employees in exchange for awards of share-based compensation generally shall be measured based on the grant-date fair value of the equity instruments issued or on the fair value of the liabilities incurred. Please advise.

FORM 10-Q FOR THE NINE MONTHS ENDED APRIL 30, 2009

Item 4 – Controls and Procedures, page 2

5.   We note that your disclosure states that your Chief Executive Office evaluated your disclosure controls and procedures as of October 31, 2008. Confirm to us whether the company's management evaluated the company's control and procedures as of April 30, 2009.

<u>General</u>

6.   Please provide, in writing a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant